Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.14 for the three months ended September 30, 2005 were calculated by dividing net income of $419,000 for the period July 1, 2005 to September 30, 2005 by the weighted-average number of common shares outstanding of 2,938,579.

Basic earnings per common share of $0.38 for the nine months ended September 30, 2005 were calculated by dividing net income of $1,116,000 for the period January 1, 2005 to September 30, 2005 by the weighted-average number of common shares outstanding of 2,945,091.